Exhibit 99.1

BRBI BR PARTNERS S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF nº 10.739.356/0001-03 | NIRE 35.300.366.727

Notice to Shareholders

Date of the Annual General Meeting

BRBI BR PARTNERS S.A. (“Company”) in compliance with the provisions of Article 37, paragraph 2, of CVM Resolution No. 81/22, as amended, hereby informs its shareholders and the market in general that the Company’s Annual General Meeting (“AGM”) will be held on March 20, 2026.

The Company clarifies that it will make available, in due course, the other information related to the AGM, in accordance with applicable laws and regulations.

São Paulo January 5, 2026.

BRBI BR PARTNERS S.A.

Vinicius Carmona Cardoso

Investor Relations Officer